

March 11, 2010

Mr. Glenn M. Dobbs
President and Chief Executive Officer
Mines Management, Inc.
905 West Riverside Ave., Suite 311
Spokane, Washington 99201

> **Re: Mines Management Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Schedule 14A Filed April 30, 2009**
> **Response Letter Dated January 21, 2010**
> **Schedule 14A Filed April 30, 2009**
> **File No. 001-32074**

Dear Mr. Dobbs:

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements and Supplementary Data, page 30

Notes to Consolidated Financial Statements, page 38

Note 3 – Property, Plant and Equipment, page 42

1.   We have considered your responses to prior comments number three and four from our letter dated December 30, 2009 and are not in a position to agree with your accounting for certain costs incurred with your Montonare project. In this regard, we note that the project is in the exploration stage, as defined in Industry Guide 7, and your activities currently and planned for the near future are limited to the exploration and evaluation of the Montanore mineral resources. Costs of facilities and other construction incurred in connection with the rehabilitation and

maintenance of the adit during the exploration stage represent exploration costs and should be expensed as incurred. Specifically, costs recorded for the water treatment plant and construction in progress, including the asset retirement costs, represent the costs to acquire and install equipment which, as installed, do not have an alternative future use.

Note 11 – Stock Options, page 45

2.   We note from your response to our prior comment number five that the exercise price of certain options was lowered in accordance with the terms of the 2007 Stock Option Plan. Your current disclosure appears to imply that the options were cancelled and reissued. Please modify your financial statement footnote disclosure to clarify that the exercise price of your stock options was lowered throughout the course of the year (including some options whose exercise prices were lowered more than once) pursuant to the terms of the plan. Please ensure your modified disclosure clearly distinguishes between this activity and your option grant/exercise/cancelation activity.

3.   We note in your response to our prior comment number five you state the company's policy, as part of the 2007 Stock Option Plan, is to re-price stock options when the market price of the stock is $1.00 below the exercise price of the outstanding option. Given this policy, please tell us your basis for using the Black-Scholes option pricing model to determine grant date fair values. As part of your response, explain how you considered alternative valuation techniques such as a lattice model or Monte Carlo simulation. Refer to FASB ASC paragraphs 718-10-55-13 through 20. From your financial statement disclosure it appears that you recognized the additional compensation expense as the exercise prices were lowered instead as part of the initial grant date fair value. Tell us your accounting basis for this approach.

Schedule 14A Filed April 30, 2009

Executive Compensation, page 13

Compensation Discussion and Analysis, page 13

Compensation Components, page 13

4.   In response to prior comment 7, you disclose that base salaries increased 11% not based on "individual performance, the [c]ompany's performance, and to bring in line with [y]our identified peer companies," but rather, that the increase was based on salary levels agreed upon in August 2007 employment contracts with

each named executive officer. In future filings, please revise your disclosure to describe clearly the actual means by which compensation levels were determined.

5.	With regard to your cash bonus awards, in future filings please disclose the specific factors considered by the board in its decision to fund the bonus pool, as you explained in response to prior comment 7. From your response, it appears that while these factors were considered by the board in its decision to fund the bonus pool, the particular awards to each named executive officer were within the discretion of the board and not based on the achievement of any particular goal(s). If that is correct, please provide clear disclosure to that effect in future filings.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3489 with any other questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief
Accountant